August 14, 2014

VIA COURIER AND EDGAR

Re:	Vectrus, Inc.
Amendment No. 3 to Registration
Statement on Form 10-12B
File No. 001-36341

Ms. Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Vectrus, Inc. (the “Registrant” or “Vectrus”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 2 to the Registration Statement as filed on May 19, 2014. The Amendment also generally updates certain information in the Registration Statement, including the presentation of interim financial statements for the six months ended June 30, 2014 and 2013 and related disclosure throughout the Amendment.

Furthermore, we are providing the following response to your comment letter, dated May 29, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Registrant. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Management’s Discussion and Analysis, page 57

Sources and Uses of Liquidity, page 67

1.	We note that the increase in net cash used in operating activities for the three months ended March 31, 2014 compared to the year-ago period was due primarily to changes in accounts receivable. Given the materiality of accounts receivable to your financial position and liquidity, and noting current decreased revenues, please revise herein to explain the nature of the increases in billed and unbilled accounts receivable during the quarter (page F-29), to quantify DSO or any other measure(s) used to manage this account and to explain material variances in such measure(s) for the periods presented.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 69.

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Please do not hesitate to call Caroline Gottschalk at 212-455-3523 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

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Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Terence O’Brien
Asia Timmons-Pierce
Patricia Do

	Vectrus,	Inc.
Kenneth W. Hunzeker
Matthew M. Klein
Michele L. Tyler